# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Maze Therapeutics, Inc., CIK 0001842295
CUSIP: 578784100
Title of class of securities: Common Stock par value $0.0001 per share
Address of issuer's principal executive offices: 171 Oyster Point Blvd, Suite 300, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001757011

## Reporting persons
- ARCH Venture Fund X, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,120,053; sole dispositive power 0; shared dispositive power 4,120,053; aggregate amount beneficially owned 4,120,053 (9.4% of the class)
- ARCH Venture Fund X Overage, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,120,053; sole dispositive power 0; shared dispositive power 4,120,053; aggregate amount beneficially owned 4,120,053 (9.4% of the class)
- ARCH Venture Partners X, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,120,053; sole dispositive power 0; shared dispositive power 4,120,053; aggregate amount beneficially owned 4,120,053 (9.4% of the class)
- ARCH Venture Partners X Overage, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,120,053; sole dispositive power 0; shared dispositive power 4,120,053; aggregate amount beneficially owned 4,120,053 (9.4% of the class)
- ARCH Venture Partners X, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,120,053; sole dispositive power 0; shared dispositive power 4,120,053; aggregate amount beneficially owned 4,120,053 (9.4% of the class)
- Keith Crandell: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 4,120,053; sole dispositive power 0; shared dispositive power 4,120,053; aggregate amount beneficially owned 4,120,053 (9.4% of the class)
- Kristina Burow: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 4,120,053; sole dispositive power 0; shared dispositive power 4,120,053; aggregate amount beneficially owned 4,120,053 (9.4% of the class)
- Steven Gillis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 4,120,053; sole dispositive power 0; shared dispositive power 4,120,053; aggregate amount beneficially owned 4,120,053 (9.4% of the class)
- Robert Nelsen: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 4,120,053; sole dispositive power 0; shared dispositive power 4,120,053; aggregate amount beneficially owned 4,120,053 (9.4% of the class)

## Item 1. Issuer
Name of issuer: Maze Therapeutics, Inc.
Address of issuer's principal executive offices: 171 Oyster Point Blvd., Suite 300, South San Francisco, CA 94080

## Item 2. Person Filing
Name of person filing: ARCH Venture Fund X, L.P. ("AVF X"); ARCH Venture Partners X, L.P. ("AVP X LP"); ARCH Venture Partners X, LLC ("AVP X LLC"); ARCH Venture Fund X Overage, L.P. ("AVF X Overage"); ARCH Venture Partners X Overage, L.P. ("AVP X Overage GP") (collectively, the "Reporting Entities" and individually, each a "Reporting Entity"); and Keith Crandell ("Crandell"), Robert Nelsen ("Nelsen"), Kristina Burow ("Burow") and Steven Gillis ("Gillis) (collectively, the "Investment Committee" and individually, each a "Committee Member"). The Reporting Entities and the Committee Members collectively are referred to as the "Reporting Persons".
Address of principal business office or, if none, residence: 8755 W. Higgins Avenue, Suite 1025, Chicago, IL 60631
Citizenship: Each of AVF X, AVP X LP, AVF X Overage and AVP X Overage GP, are limited partnerships organized under the laws of the State of Delaware. AVP X LLC is a limited liability company organized under the laws of the State of Delaware. Each Committee Member is a US citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: AVF X is the record owner of 1,949,930 shares of Common Stock (the "AVF X Shares") as of March 31, 2025. AVP X LP, as the sole general partner of ARCH Venture Fund X, may be deemed to beneficially own the AVF X Shares. AVF X Overage is the record owner of 2,170,123 shares of Common Stock (the "AVF X Overage Shares"; combined with AVF X Shares, the "Record Shares") as of March 31, 2025. AVP X Overage GP, as the sole general partner of AVF X Overage, may be deemed to beneficially own the AVF X Overage Shares. AVP X LLC, as the sole general partner of AVP X LP and AVP X Overage LP, may be deemed to beneficially own the Record Shares. As Committee Members of AVP X LLC, each Committee Member may also be deemed to share the power to direct the disposition and vote of the Record Shares.
Percent of class: See line 11 of the cover sheets. The percentages set forth on the cover sheet for each Reporting Person is based upon 43,796,057 shares of common stock outstanding as of March 25, 2025 as reported on the Issuer's Form 10-K as filed with the Securities and Exchange Commission on March 31, 2025.
Sole power to vote or to direct the vote: See line 5 of the cover sheets.
Shared power to vote or to direct the vote: See line 6 of the cover sheets.
Sole power to dispose or to direct the disposition: See line 7 of the cover sheets.
Shared power to dispose or to direct the disposition: See line 8 of the cover sheets.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- ARCH Venture Fund X, L.P.: ARCH Venture Partners X, L.P., its General Partner (05/15/2025)
- ARCH Venture Fund X, L.P.: ARCH Venture Partners X, LLC, its General Partner (05/15/2025)
- ARCH Venture Fund X, L.P.: /s/ Mark McDonnell, * Mark McDonnell, as Attorney-in-Fact for Keith Crandell, Managing Director (05/15/2025)
- ARCH Venture Fund X Overage, L.P.: ARCH Venture Partners X Overage, L.P., its General Partner (05/15/2025)
- ARCH Venture Fund X Overage, L.P.: ARCH Venture Partners X, LLC, its General Partner (05/15/2025)
- ARCH Venture Fund X Overage, L.P.: /s/ Mark McDonnell, * Mark McDonnell, as Attorney-in-Fact for Keith Crandell, Managing Director (05/15/2025)
- ARCH Venture Partners X, L.P.: ARCH Venture Partners X, LLC, its General Partner (05/15/2025)
- ARCH Venture Partners X, L.P.: /s/ Mark McDonnell, * Mark McDonnell, as Attorney-in-Fact for Keith Crandell, Managing Director (05/15/2025)
- ARCH Venture Partners X Overage, L.P.: ARCH Venture Partners X, LLC, its General Partner (05/15/2025)
- ARCH Venture Partners X Overage, L.P.: /s/ Mark McDonnell, * Mark McDonnell, as Attorney-in-Fact for Keith Crandell, Managing Director (05/15/2025)
- ARCH Venture Partners X, LLC: /s/ Mark McDonnell, * Mark McDonnell, as Attorney-in-Fact for Keith Crandell, Managing Director (05/15/2025)
- Keith Crandell: /s/ Mark McDonnell, * Mark McDonnell, as Attorney-in-Fact for Keith Crandell (05/15/2025)
- Kristina Burow: /s/ Mark McDonnell, * Mark McDonnell, as Attorney-in-Fact for Kristina Burow (05/15/2025)
- Steven Gillis: /s/ Mark McDonnell, * Mark McDonnell, as Attorney-in-Fact for Steven Gillis (05/15/2025)
- Robert Nelsen: /s/ Mark McDonnell, * Mark McDonnell, as Attorney-in-Fact for Robert Nelsen (05/15/2025)
Comment: * This Schedule 13G was executed by Mark McDonnell pursuant to a Power of Attorney filed as Exhibit 24 and 24.1 to the Form 3 relating to the beneficial ownership of shares of Verve Therapeutics, Inc. by the Reporting Persons filed with the Securities Exchange Commission on June 16, 2021 and incorporated herein in its entirety by reference.